Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2018	2017

Earnings Available for Fixed Charges
Income (loss) before income taxes and noncontrolling interests that have not incurred fixed charges	$4,369	(4,620)
Distributions greater (less) than equity in earnings of affiliates	94	(121)
Fixed charges, excluding capitalized interest*	464	773

	$4,927	(3,968)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$361	621
Capitalized interest	82	55
Interest portion of rental expense	32	65

	$475	741

Ratio of Earnings to Fixed Charges**	10.4	—

    *Includes amortization of capitalized interest totaling approximately $72 million in 2018 and $87 million in 2017.

  **Earnings for the six-month period ended June 30, 2017 were inadequate to cover fixed charges by $4,709 million.